

October 26, 2023

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

> **Re: Adit EdTech Acquisition Corp.**
> **Amendment No. 11 to Registration Statement on Form S-4**
> **Filed October 5, 2023**
> **File No. 333-261880**

Dear David Shrier:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 29, 2023 letter.

Amendment No. 11 to Registration Statement on Form S-4 Filed October 5, 2023

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page F-63

1. We note your proposed revised disclosure in response to comment 3 in your letter dated October 20, 2023 describing the payout formula in your contracts. Please ensure the description of the payout formula is consistent with the contract terms. In this regard, clarify your disclosure to address the following:

    - Tell us why you state that you are entitled to compensation based on the *actual* bitcoin block rewards mined, since compensation is earned regardless of whether the pool operator is successful. Consider deleting the disclosure that it is "based on the actual bitcoin block rewards mined," as that wording does not appear accurate;

- Please revise to provide a more complete description of the payout formula by identifying the formula inputs that create variability for each type of compensation. For example, explain why you indicate that both the block subsidy and the transaction fees are based on contributed hash, considering that the transaction fee portion of the payout is based on the rate of total transaction fees to total block subsidies, both for the network as a whole. In addition, your disclosure should make it clear that the payout formula includes an input for a pool operator fee rate that reduces the compensation you receive; and

- Please consider revising the reference from "miners" to "pool participants" in order to use consistent terminology.

2. We note your proposed revised disclosure in response to comment 3 in your letter dated October 20, 2023 discussing that there is no material right. Please revise this disclosure to properly identify the customer as the pool operator and not you. Revise this disclosure to clearly indicate, if true, that the pool operator's renewal right is not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then market rates.

3. In response to comment 2 in your letter dated October 20, 2023, you indicate that the transaction fee component of variable consideration is constrained and lifted on the same day as contract inception. As such, please further revise your proposed revised disclosure in response to comment 3 to indicate that you recognize noncash consideration *on the same day that* control of the contracted service transfers to the pool operator, which is the same day as contract inception. Regarding your proposed disclosure on page 240, please make corresponding revisions. In addition, please clarify the proposed disclosure on page 240 indicating that bitcoin mining revenue is recognized over the duration of each individual contract. In this regard, in this first sentence of the paragraph, consider removing the phrase "Bitcoin mining revenue is recognized as," in order to simply address how the performance obligation is satisfied in this sentence, considering that recognition is addressed later in the paragraph.

David Shrier
Adit EdTech Acquisition Corp.
October 26, 2023
Page 3

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Kerry Shannon Burke